SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 1-14827


                           NOTIFICATION OF LATE FILING


(Check One):   [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-QSB
[ ] Form N-SAR

For Period Ended:  June 30, 2001

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:
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     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION


EDUCATIONAL VIDEO CONFERENCING, INC.
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Full Name of Registrant

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Former Name if Applicable

35 East Grassy Sprain Road
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Address of Principal Executive Office (Street and Number)

Yonkers, NY 10710
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City, State and Zip Code


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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
[X] portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                        (Attach extra sheets if needed.)

Additional time is needed to complete the documentation necessary to reclassify Registrant's Series B preferred as permanent equity.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Richard Goldenberg           (914)              787-3500
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    (Name)                       (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   [X] Yes  [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   Three months ended
                                   ------------------
                           June 30, 2001      June 30, 2000
                           -------------      -------------
                                      (unaudited)

Net revenue                   $ 2,154,999    $ 1,885,296
Net loss                      $(1,761,787)   $(2,429,065)
Basic and diluted loss per
common share                  $     (0.46)   $     (0.64)

Net revenues for the second quarter 2001 increased because student course registrations at Interboro Institute, Inc. increased, there was a tuition increase at Interboro of 10% and Registrant had revenue from pilot programs using Registrant's technology solutions and services. The increase was offset by a decline in revenues because Registrant had stopped offering synchronous courses using ISDN lines because these course offerings were not profitable. Registrant's net loss decreased as a result of a decrease in cost of sales, as a percentage of net revenues, as well as a decrease in its selling, general and administrative expenses.



                      EDUCATIONAL VIDEO CONFERENCING, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      August 15, 2001       By /s/ Richard Goldenberg
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                                    Richard Goldenberg
                                    Chief Financial Officer
                                    (Principal Financial and Accounting Officer)


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